MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

August 29, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated August 29, 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon Purcell

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

dlw 8/31

17318342

~~File No: 82-4406~~

SCHWARZ
PHARMA

RECEIVED
2005 AUG 31 P 5:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Press Release - Data to be Presented at ICS Congress on Efficacy and Safety of Fesoterodine

Data to be Presented at ICS Congress on Efficacy and Safety of Fesoterodine in Overactive Bladder in a US phase II trial

Data of a US phase II trial with fesoterodine being investigated for the treatment of overactive bladder (OAB) will be presented at the Congress of the International Continence Society (ICS), August 28 – September 2, 2005, in Montreal, Canada.

Two scientific posters and one abstract were accepted at the ICS on Fesoterodine for the treatment of overactive bladder developed by SCHWARZ PHARMA. For the first time the results of a phase II trial conducted in the US will be presented in the scientific poster exhibition.The trial was one of the first to also evaluate urodynamic aspects for treatment of overactive bladder patients in a stratified manner.

The results of this trial demonstrated that all three doses of fesoterodine significantly reduced symptoms of OAB including micturition frequency, the number of incontinence episodes and voided volume/micturition. Improvements were clinically relevant and seen at earliest measurement point, two weeks after randomization.

The multicenter, randomized, placebo-controlled phase II trial was conducted to investigate efficacy, tolerability and safety of fesoterodine in 173 US patients with overactive bladder syndrome (OAB). After one week of placebo run-in patients were randomized to either placebo, 4 mg, 8mg, or 12 mg fesoterodine once daily.

The results of this trial showed a statistically significant improvement for all three active treatment groups compared to baseline and to placebo in the primary efficacy variable (number of micturitions/24 hours) as well as in the secondary efficacy variables (number of urge incontinence episodes/week and voided volume/micturition). In particular the number of urge incontinence episodes, which is one of the most important clinical variables, was markedly reduced to a clinically relevant extend (-5.9 urge incontinence episodes per week for fesoterodine 4mg, and -9.4 and -8.1 for 8mg and 12mg, respectively, over placebo). In addition, this is one of the first trials providing stratified results for both patients with and without detrusor overactivity at urodynamic investigation. Fesoterodine was effective in both patient groups.

Fesoterodine was generally well tolerated. The incidence of adverse events was in the same range as for placebo in most cases. The most common adverse event was dry mouth.

Patient's assessments of treatment tolerance, measured by the percentage of patients who rated their tolerance of the treatment as good or excellent, were 86%, 87% and 66% in the fesoterodine 4mg, 8mg, and 12 mg groups, respectively compared with 84% in the placebo group. The most favorable efficacy/safety ratios were observed in the 4mg and 8mg groups.

In April 2005, SCHWARZ PHARMA reported on the successful completion of its phase III fesoterodine program for treating overactive bladder syndrome. The trial results show a statistically significant and clinically relevant improvement of symptoms. On completion of the trial, over 90% of the patients continued their treatment with fesoterodine in an open label follow-up trial. SCHWARZ PHARMA is now putting together the submission documents for marketing approvals. This is already the second compound from the company's development pipeline to successfully complete phase III within the last two years.

Overactive bladder syndrome's main symptoms are urinary frequency and urgency, with or without incontinence. Anti-muscarinic agents such as fesoterodine are used to treat these symptoms. Approximately 10% of the population over the age of 40, for most part women, suffers from this disease.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the

website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com

Corporate Communications: Antje Witte, Tel: +1-262-238-5768; Bettina Ellinghorst, Tel.: +49 2173 48 2329

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.
